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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  November, 2006

Commission File Number:  000-50393


                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                 Yes  [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                 Yes  [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                 Yes  [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

================================================================================

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     NEUROCHEM INC.
November 3, 2006

                                     By: /s/ David Skinner
                                         ---------------------------------------
                                         David Skinner, Vice President,
                                         General Counsel and Corporate Secretary

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                                                   NEUROCHEM INC.
                                                   275 Armand-Frappier Blvd.
[NEUROCHEM LOGO]                                   Laval, Quebec, Canada H7V 4A7
--------------------------------------------------------------------------------
FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, PhD                                           Tel: (450) 680-4570
Vice President, Corporate Communications                   lhebert@neurochem.com



                             NEUROCHEM TO PRESENT AT
                         UPCOMING HEALTHCARE CONFERENCES

LAVAL, QUEBEC, NOVEMBER 3, 2006 -- Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) announced today that on Monday, November 6, 2006, Dr. Francesco Bellini, Chairman, President and CEO, will present Neurochem's overall strategy and progress to date at the Rodman & Renshaw 8th Annual Healthcare Conference to be held at the New York Palace Hotel, in New York (N.Y.). The presentation will take place at 9:10 A.M. ET, in room Holmes II.

The corporate presentation will be available on the Company's Web site at http://www.neurochem.com/Investor.htm#Presentation following Dr. Bellini's speech.

Dr. Bellini will also present an update on the Company's activities at the CIBC 17th Annual Healthcare Conference on Monday, November 6, 2006, at the Waldorf-Astoria in New York (N.Y.). The presentation will take place at 3:15 P.M. ET, in the Jade room, and will be available on the Company's website.

ABOUT NEUROCHEM

Neurochem Inc. is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (KIACTA(TM); formerly FIBRILLEX(TM)) is currently being developed for the treatment of Amyloid A (AA) amyloidosis, and is under regulatory review for marketing approval by the U.S. Food and Drug Administration and European Medicines Agency. Tramiprosate (ALZHEMED(TM)), for the treatment of Alzheimer's disease, is currently in Phase III clinical trials in both North America and Europe and tramiprosate (CEREBRIL(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM
For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1-877-680-4500 or visit our Web Site at www.neurochem.com.




Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.

                                                   NEUROCHEM INC.
                                                   275 Armand-Frappier Blvd.
[NEUROCHEM LOGO]                                   Laval, Quebec, Canada H7V 4A7
--------------------------------------------------------------------------------

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, Ph.D.                                         Tel: (450) 680-4570
Vice President, Corporate Communications                   lhebert@neurochem.com

  TRAMIPROSATE (ALZHEMED(TM)) PHASE II CLINICAL RESULTS PUBLISHED IN NEUROLOGY

    TRAMIPROSATE (ALZHEMED(TM)) CURRENTLY IN LARGE PHASE III CLINICAL TRIALS
                           IN NORTH AMERICA AND EUROPE

LAVAL, QUEBEC, NOVEMBER 2, 2006 -- Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) is pleased to announce that Neurology, a worldwide, leading, peer-reviewed, medical journal in the field of neurology, has published today an online version of a publication on the Phase II clinical trial of tramiprosate (3-amino-1-propanesulfonic acid (3APS); ALZHEMED(TM)) conducted in mild-to-moderate Alzheimer's disease (AD) patients. Tramiprosate (ALZHEMED(TM)) represents a potential new class of disease-modifying agents and is Neurochem's investigational product candidate for the treatment of Alzheimer's disease. The results reported in the paper demonstrate that long-term administration of tramiprosate (ALZHEMED(TM)) is safe, tolerated and reduces the level of amyloid
(BETA)42 (A(BETA)(42)) in the cerebrospinal fluid (CSF) of AD patients. In addition, mean ADAS-cog(1) and MMSE(2) scores remained near baseline levels in the mild AD group over the 20 months of follow-up.

The print issue of the publication will be available in the November 28, 2006 issue of Neurology. The article entitled "A phase II study targeting amyloid
(BETA) with 3APS in mild-to-moderate Alzheimer disease" will be highlighted in the "In This Issue" section of the journal. An electronic version of the article is already accessible online, and can be found at http://www.neurology.org under the "Expedited E-pub" section.

"This paper demonstrates the potential benefits of ALZHEMED(TM)," said Dr. Paul
S. Aisen, M.D., Professor of Neurology and Medicine at Georgetown University Medical Center, and principal investigator in the United States of the ongoing Phase III clinical trial for tramiprosate (ALZHEMED(TM)). "The ALZHEMED(TM) program is at the forefront of therapeutic research in AD. The Phase II results show that ALZHEMED(TM) enters the central nervous system, where it reduces levels of Aa. We look forward to concluding the ongoing North American Phase III clinical trial in January 2007, with the hope of introducing a new therapeutic avenue for patients, and slowing the progression of the disease," he concluded.

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                                      -2-


This Phase II clinical trial sought to assess the safety, tolerability, pharmacokinetic, and pharmacodynamic activity of tramiprosate (ALZHEMED(TM)) in patients with mild-to-moderate AD using a three-month, double-blind, randomized, and parallel group trial design. Patients who completed the Phase II trial were then eligible to receive tramiprosate (ALZHEMED(TM)) in a follow-on open-label study.

Findings about tramiprosate (ALZHEMED(TM)) reported in the article include:

- Tramiprosate (ALZHEMED(TM)) had no significant impact on vital signs and laboratory test values. The most frequent side effects were nausea, vomiting and diarrhea, which were intermittent and mild-to-moderate in severity.

- Tramiprosate (ALZHEMED(TM)) crossed the blood-brain-barrier, and dose-dependently reduced CSF A(BETA)(42) levels after three months of treatment. Results on psychometric measures showed no differences between groups over the three-month double-blind period, consistent with the proposed mechanism of action of tramiprosate (ALZHEMED(TM)) which is not expected to confer short-term symptomatic benefits.

- There was a gradual decline in the psychometric scores for subjects remaining in the study over the course of the cumulative 20-month follow-up period. By 20 months, the mean [SEM3] change from baseline in psychometric scores for the mild and moderate groups were the following: ADAS-cog: mild,
     3.1 [2.3], moderate, 12.7 [2.6]; CDR-SB4, mild 2.3 [0.9], moderate 2.8
     [0.8].


ABOUT TRAMIPROSATE (ALZHEMED(TM))

Tramiprosate (ALZHEMED(TM)) is a small, orally-administered molecule known as an amyloid (BETA) antagonist, which crosses the blood-brain-barrier, binds to soluble A(BETA) peptide and interferes with the amyloid cascade that is associated with amyloid deposition and the toxic effects of A(BETA) peptide in the brain. The presence of amyloid in the brain is one of the major histopathological characteristics of AD. The amyloid cascade hypothesis proposes that certain forms of A(BETA) peptide are toxic and causally related to the severity of AD. The A(BETA) peptide is one of the most promising targets for the development of AD therapies.

ABOUT THE PHASE III CLINICAL TRIALS FOR TRAMIPROSATE (ALZHEMED(TM))

Neurochem is currently conducting a multi-center, randomized, double-blind, placebo-controlled and parallel-designed, 18-month Phase III clinical trial in 1,052 mild-to-moderate AD patients, which is being carried out at close to 70 clinical sites across the United States and Canada. The trial is scheduled to be completed in January 2007. All patients who complete the North American Phase III clinical trial are eligible to receive tramiprosate (ALZHEMED(TM)) in an open-label extension study.

Neurochem is also actively advancing an 18-month Phase III clinical trial for tramiprosate (ALZHEMED(TM)) in Europe, which was initiated in September 2005. The ongoing European Phase III clinical trial, an international, multi-center, randomized, double-blind, placebo-controlled and parallel-designed study, is progressing on schedule and is designed to investigate the safety, efficacy and disease-modifying potential of tramiprosate (ALZHEMED(TM)). Some 930 mild-to-moderate AD patients are expected to take part and enrollment is expected to be completed in fall 2006.

ABOUT ALZHEIMER'S DISEASE

Alzheimer's disease (AD) is a progressive form of dementia associated with specific brain pathologies. It impairs a person's cognitive and motor functions, their activities of daily living, alters their behavior and gradually destroys the brain.

AD is the most common cause of dementia in our aging population. Almost five million individuals in the United States alone currently suffer from the condition. The U.S. Alzheimer's Association estimates that by the year 2025, over 22 million people worldwide will be afflicted.

According to a report commissioned by the U.S. Alzheimer's Association, AD costs American businesses approximately US$61 billion a year. That price tag includes US$24.6 billion for direct health care of Alzheimer's patients and US$36.5 billion to cover costs related to caregivers of AD patients, including lost productivity, absenteeism and worker replacement.

ABOUT NEUROCHEM

Neurochem Inc. is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (KIACTA(TM); formerly FIBRILLEX(TM)) is currently being developed for the treatment of AA amyloidosis, and is under regulatory review for marketing approval by the U.S. Food and Drug Administration and European Medicines Agency. Tramiprosate (ALZHEMED(TM)), for the treatment of Alzheimer's disease, is currently in Phase III clinical trials in both North America and Europe, and tramiprosate (CEREBRIL(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1-877-680-4500 or visit our Web site at www.neurochem.com.


1 - Alzheimer's Disease Assessment Scale, cognitive subpart (ADAS-cog). The ADAS-cog is a 70-point scale designed to measure, with the use of questionnaires, the progression and the severity of cognitive decline as seen in AD. The ADAS-cog scale quantifies the number of wrong answers. Consequently, a high score on the scale indicates a more severe case of cognitive decline. When analyzing results, a negative score indicates the improvement of cognitive function and a positive score the deterioration of such function. The ADAS-cog has been validated by the regulatory authorities as the gold standard scale for the monitoring of cognitive function in AD patients. This scale is a compulsory parameter of efficacy when submitting an AD drug for market approval to the authorities such as the U.S. Food and Drug Administration.

2 - Mini-Mental State Examination (MMSE) is a standard mental status exam routinely used to measure a person's basic cognitive skills, such as short-term memory, long-term memory, orientation, writing and language. If every answer is correct, a maximum score of 30 points is possible.

3 - Standard Error of Mean (SEM).

4 - Clinical Dementia Rating - sum of boxes rating scale (CDR-SB), a measure of global performance.


This news release contains forward-looking statements regarding tramiprosate (ALZHEMED(TM)) as well as regarding continuing and further development efforts. These statements are based on the current analysis and expectations of management. Drug development necessarily involves numerous risks and uncertainties, which could cause actual results to differ materially from this current analysis and these expectations. Analysis regarding the results of clinical trials may not provide definitive results regarding safety, tolerability or therapeutic benefits. Even if all the endpoints sought in the clinical trials were met (which is not certain), there is no certainty that regulators would ultimately approve tramiprosate (ALZHEMED(TM)) for sale to the public. Risks and uncertainties may include: failure to demonstrate the safety, tolerability and efficacy of our product, the expense and uncertainty of obtaining regulatory approval, including from the FDA, and the possibility of having to conduct additional clinical trials. Further, even if regulatory approval is obtained, therapeutic products are generally subject to: stringent on-going governmental regulation, challenges in gaining market acceptance, and competition. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.